June 10, 2019

Timothy S. Duncan
President, Chief Executive Officer and Director
TALOS ENERGY INC.
333 Clay Street, Suite 3300
Houston, TX 77002

       Re: TALOS ENERGY INC.
           Registration Statement on Form S-3
           Filed June 4, 2019
           File No. 333-231925

Dear Mr. Duncan :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    Ramey Layne